Exhibit 4.4

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the capital stock of Franchise Group, Inc. (the “Company”) and certain terms of its Second Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), the Certificate of Designation of its Voting Non-Economic Preferred Stock (the “Voting Non-Economic Preferred Stock”), as amended, and, together with that certain Certificate of Increase, dated September 30, 2019 (the “Certificate of Designation”), its Second Amended and Restated Bylaws (the “Bylaws”), that certain Registration Rights Agreement, dated July 10, 2019, as amended as of September 30, 2019, October 23, 2019 and December 16, 2019, between the Company and certain of its investors listed on Schedule I thereto (the “Vintage Registration Rights Agreement”), and that certain Registration Rights Agreement, dated February 14, 2020, between the Company and Kayne FRG Holdings, L.P. (the “Kayne Registration Rights Agreement” and, together with the Vintage Registration Rights Agreement, the “Registration Rights Agreements”). This discussion summarizes the material features of the Company’s capital stock but does not purport to be a complete description of these rights and may not contain all of the information regarding the Company’s capital stock. The descriptions herein are qualified in their entirety by reference to the Certificate of Incorporation, Certificate of Designation, Bylaws and Registration Rights Agreements, copies of which are filed as exhibits to this Transition Report on Form 10-K/T of which this exhibit is a part.

General

The Company’s current authorized capital stock consists of 180,000,000 shares of common stock, par value $0.01 per share (“Common Stock”), and 20,000,000 shares of preferred stock, par value $0.01 per share (“Preferred Stock”), of which 1,886,667 shares are designated as shares of Voting Non-Economic Preferred Stock. As of April 24, 2020, the Company had outstanding 35,148,659 shares of Common Stock and no shares of Voting Non-Economic Preferred Stock.

Certain of the common units (“New Holdco Units”) of Franchise Group New Holdco, LLC (“New Holdco”) issued under that certain First Amended and Restated Limited Liability Company Agreement of New Holdco, dated as of July 10, 2019, by and among New Holdco and its members, as amended, restated or otherwise modified from time to time (the “New Holdco LLC Agreement”) were, together with one-fifth of a share of Voting Non-Economic Preferred Stock, redeemable in exchange for one share of Common Stock after an initial six-month lockup period which has expired. As of April 1, 2020, all shares of outstanding Voting Non-Economic Preferred Stock and New Holdco Units (except for the New Holdco Units held by the Company) were redeemed for shares of Common Stock and no shares of Voting Non-Economic Preferred Stock or New Holdco Units remained outstanding (except for the New Holdco Units held by the Company).

Common Stock

Dividends and Distributions. Subject to preferences that may apply to any shares of Preferred Stock outstanding at the time, the holders of shares of Common Stock are entitled to share equally, on a per share basis, in dividends and other distributions of cash, property or shares of our stock as may be declared by the Company’s board of directors with respect to shares of Common Stock out of the Company’s assets or funds legally available for dividends.

Liquidation. In the event of a voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, the holders of shares of Common Stock are entitled to share equally, on a per share basis, in all assets of the Company of whatever kind available for distribution after payment to creditors and subject to any prior distribution rights granted to holders of any outstanding shares of Preferred Stock.

Voting Rights. Each holder of shares of Common Stock is entitled to one vote for each share of Common Stock held of record as of the applicable record date on any matter submitted to a vote of the Company’s stockholders.

Fundamental Transactions. In connection with certain fundamental transactions, all holders of shares of Common Stock are entitled to receive consideration in the same form and of the same kind and amount, calculated on a per share basis.

Related Person Transactions. Certain transactions with persons owning 20% or more of the Company’s outstanding shares of Common Stock are subject to (i) the approval of 66-2/3% of the voting power of the Company’s capital stock held by unaffiliated stockholders, (ii) the approval of independent directors or (iii) the satisfaction of certain price requirements.

Preferred Stock

Liquidation. The Voting Non-Economic Preferred Stock has no economic rights other than to receive $0.01 per share of Voting Non-Economic Preferred Stock upon the liquidation, dissolution or winding up of the Company prior to any distribution of assets to holders of shares of Common Stock or any other class of our capital stock ranking junior to the Voting Non-Economic Preferred Stock in connection with such liquidation, dissolution or winding up of the Company. As a result, there are no restrictions on the repurchase or redemption of shares of Preferred Stock while there is any arrearage in the payment of dividends or sinking fund installments.

Voting Rights. With respect to all meetings of the Company’s stockholders at which the holders of shares of Common Stock are entitled to vote and with respect to any written consent sought by the Company or any other person from the holders of shares of Common Stock, the holders of Voting Non-Economic Preferred Stock will vote together with the holders of shares of Common Stock as a single class, except as otherwise required under non-waivable provisions of the Delaware General Corporation Law (the “DGCL”), and the holders of Voting Non-Economic Preferred Stock are entitled to cast five votes per share of Voting Non-Economic Preferred Stock held on any such matter. Until the date on which no shares of Voting Non-Economic Preferred Stock are outstanding, the Company is prohibited, without the prior affirmative vote or written consent of the holders of a majority of the issued and outstanding shares of Voting Non-Economic Preferred Stock, from changing, amending, altering or repealing any provision of the Certificate of Incorporation or the Bylaws, whether by merger, consolidation or otherwise, or creating a new series of Preferred Stock or issuing any other securities, in each case to the extent any such action would have a material and disproportionate adverse effect on the voting rights of the holders of Voting Non-Economic Preferred Stock relative to the voting rights of the holders of Common Stock.

Redemption and Exchange. One-fifth of a share of Voting Non-Economic Preferred Stock held by certain holders thereof, together with one New Holdco Unit held by such holders, was redeemable at the election of such holders, following the expiration of an initial six-month lockup period which has expired, in exchange for one share of Common Stock in accordance with the Certificate of Designation and the New Holdco LLC Agreement. Under certain circumstances as provided in the New Holdco LLC Agreement and the Certificate of Designation (e.g., a change of control), the Company had the right to require New Holdco Units and shares of Voting Non-Economic Preferred Stock held by certain holders to be redeemed in exchange for shares of Common Stock as further described above. As of April 1, 2020, all shares of outstanding Voting Non-Economic Preferred Stock and New Holdco Units (except for the New Holdco Units held by the Company) were redeemed for shares of Common Stock and no shares of Voting Non-Economic Preferred Stock or New Holdco Units remained outstanding (except for the New Holdco Units held by the Company).

Transfer Restrictions. Subject to certain exceptions set forth in the New Holdco LLC Agreement, Voting Non-Economic Preferred Stock may not have been transferred, in whole or in part, by any holder directly or indirectly without the prior written consent of the Company. To the extent that certain holders of New Holdco Units transferred any of their New Holdco Units in accordance with the New Holdco LLC Agreement, such holders were required to transfer one-fifth of a share of Voting Non-Economic Preferred Stock held by such holders for each such New Holdco Unit transferred, to the same transferee of such New Holdco Unit.

The Company’s board of directors may in the future, without further action by the Company’s stockholders, fix the rights, preferences, privileges and restrictions of up to an aggregate of 18,113,333 shares of Preferred Stock in one or more series and authorize their issuance. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which could adversely affect the rights of holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of additional Preferred Stock could have the effect of delaying, deferring or preventing a change of control or other corporate action. We have no present plan to issue any additional shares of Preferred Stock.

Registration Rights

The Company is party to the Registration Rights Agreements granting certain of its investors certain registration rights applicable to certain shares of Common Stock as set forth below. The registration of shares of Common Stock pursuant to the exercise of the registration rights described below would enable the holders of these shares to trade these shares without restriction under the Securities Act of 1933, as amended (the “Securities Act”), when the applicable registration statement is declared effective. The Company is required to pay certain of the registration expenses of the Registrable Shares registered pursuant to the Form S-3, demand and piggyback registrations described below.

Form S-3 Registration. Pursuant to the Vintage Registration Rights Agreement, on or before January 31, 2020, the Company was required to register the shares of Common Stock held by certain of its investors (the “Vintage Registrable Shares”) on a “shelf” registration statement on Form S-1 or Form S-3 if it was eligible to do so at such time and to maintain the effectiveness of such registration statement until no Vintage Registrable Shares remain.

Pursuant to the Kayne Registration Rights Agreement, on or before the expiration of a six-month lock-up period applicable to certain shares acquired by Kayne FRG Holdings, L.P. (“Kayne”) pursuant to that certain Subscription Agreement, dated February 14, 2020, between the Company and Kayne (the “Kayne Registrable Shares” and, together with the Vintage Registrable Shares, the “Registrable Shares”), the Company is required to register the Kayne Registrable Shares on a “shelf” registration statement on Form S-1 or Form S-3 if it is eligible to do so at such time, except to the extent the Company has an existing shelf registration statement covering the Kayne Registrable Shares which may be used for the purposes contemplated in the Kayne Registration Rights Agreement, and to maintain the effectiveness of such registration statement until no Kayne Registrable Shares remain.

In addition, in connection with certain private placements shares of Common Stock in February 2020 pursuant to subscription agreements with certain investors, the Company agreed to provide such investors certain registration rights applicable to such shares of Common Stock.

Demand Registration Rights. Pursuant to the Vintage Registration Rights Agreement, certain holders of Common Stock are entitled to certain demand registration rights. During a period in which a shelf registration statement covering the Vintage Registrable Shares is effective, if any of Tributum, L.P., Vintage Tributum, L.P., Vintage Capital Management, LLC, Samjor Family LP, Vintage RTO, L.P., Stefac LP, Brian Kahn and Lauren Kahn, as tenants by the entirety, and B. Riley FBR, Inc., or certain of their respective affiliates (each, a “Vintage Group Member”) holding any Vintage Registrable Shares delivers notice to the Company stating that it and/or one or more other holders of Vintage Registrable Shares (such Vintage Group Member, together with such other holders, the “Participating Investors”) intend(s) to effect an underwritten public offering of all or part of its or their Vintage Registrable Shares included on the shelf registration statement (a “Demand Underwritten Offering”), the Company is required to use its reasonable best efforts to amend or supplement the shelf registration statement or related prospectus as may be necessary in order to enable such Vintage Registrable Shares to be distributed pursuant to the Demand Underwritten Offering. The holders of Vintage Registrable Shares are only entitled to offer and sell their Vintage Registrable Shares pursuant to a Demand Underwritten Offering if the aggregate amount of Vintage Registrable Shares to be offered and sold in such offering by the Participating Investors is reasonably expected to result in aggregate gross proceeds (based on the current market price of the number of Vintage Registrable Shares to be sold) of not less than $25 million.

Piggyback Registration Rights. In the event that the Company proposes to publicly sell or register for sale any of its securities in an underwritten offering pursuant to a registration statement under the Securities Act (other than a registration statement on Form S-8 or on Form S-4) (a “Piggyback Registration”), the Company is required to give prompt written notice to the holders of Registrable Shares of its intention to effect such sale or registration and, subject to certain exceptions, is required to include in such transaction all Registrable Shares with respect to which it has received a written request from any holder of Registrable Shares or inclusion therein within ten business days after the receipt of our notice.

Certificate of Incorporation and Bylaws

Certain provisions of the DGCL and the Certificate of Incorporation and Bylaws could have the effect of delaying, deferring or discouraging another party from acquiring control of the Company. These provisions are designed in part to allow management to continue making decisions for the long-term best interest of the Company and all of its stockholders and encourage anyone seeking to acquire control of the Company to first negotiate with its board of directors.

The Bylaws include an advance notice procedure for stockholder proposals to be brought before an annual meeting of the Company’s stockholders, including proposed nominations of persons for election to the Company’s board of directors. The advance notice provisions will make it more difficult for our existing stockholders to replace the Company’s board of directors as well as for another party to obtain control of the Company by replacing its board of directors. Since the Company’s board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated Preferred Stock in the Certificate of Incorporation makes it possible for the Company’s board of directors to issue Preferred Stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company. The Certificate of Incorporation also provides that certain transactions with persons owning 20% or more of the Company’s outstanding Common Stock are subject to (i) the approval of 66-2/3% of the voting power of the Company’s capital stock held by unaffiliated stockholders, (ii) the approval of independent directors or (iii) the satisfaction of certain price requirements. Finally, the Bylaws specify that special meetings of our stockholders can be called only by the Company’s board of directors, the Chair of the Company’s board of directors, or holders of at least 20% of the shares that will be entitled to vote on the matters presented at such special meeting, which restricts the ability of the Company’s stockholders to meet and act outside of regularly scheduled meetings of the Company’s board of directors, adding delay to attempts to change control of the Company.

The Certificate of Incorporation does not give stockholders the right to cumulative voting in the election of directors. Without cumulative voting, a minority stockholder may not be able to gain as many seats on the board of directors as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on the Company’s board of directors or influence the Company’s board of directors’ decision regarding a takeover.

These provisions may have the effect of deterring hostile takeovers or delaying changes in the Company’s control or management. They are intended to enhance the likelihood of continued stability in the composition of the Company’s board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of the Company. These provisions are designed to reduce the Company’s vulnerability to an unsolicited acquisition proposal. In addition, these provisions are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for the Company’s shares and, as a consequence, they also may inhibit fluctuations in the value of the Company’s stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

The Company has elected not to be governed by Section 203 of the DGCL (“Section 203”). Section 203 regulates corporate acquisitions and provides that specified persons who, together with affiliates and associates, own, or within three years did own, 15% or more of the outstanding voting stock of a corporation may not engage in business combinations with the corporation for a period of three years after the date on which the person became an interested stockholder unless:

•	prior to such time, the corporation’s board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the interested stockholder owned at least 85% of the corporation’s outstanding voting stock at the time the transaction commenced, other than statutorily excluded shares; or

•
at or after the time a person became an interested stockholder, the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two thirds of the outstanding voting stock which is not owned by the interested stockholder.

The term “business combination” is defined to include mergers, asset sales and other transactions in which the interested stockholder receives or could receive a financial benefit on other than a pro rata basis with other stockholders.

Limitations of Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. The Certificate of Incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent authorized by the DGCL. The DGCL does not permit exculpation for liability:

•	for breach of the duty of loyalty;

•	for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

•	under Section 174 of the DGCL (relating to unlawful dividends or stock repurchases); or

•	for transactions from which the director derived improper personal benefit.

The Certificate of Incorporation and Bylaws provide that the Company indemnify its directors and officers to the fullest extent permitted by law. The limitation of liability and indemnification provisions in the Certificate of Incorporation and Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit the Company and its stockholders. In addition, an investment in the Company’s Common

Stock may be adversely affected to the extent the Company pays the costs of settlement and damage awards against directors and officers in accordance with these indemnification provisions.

Exclusive Forum

The Certificate of Incorporation provides that unless the Company otherwise determines, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on the Company’s behalf, any action asserting a claim of breach of a fiduciary duty owed by any of the Company’s directors, officers or other employees to the Company or its stockholders, any action asserting a claim against the Company arising pursuant to any provision of the DGCL, the Certificate of Incorporation or Bylaws, or any action asserting a claim against the Company governed by the internal affairs doctrine. This provision may limit a stockholder’s ability to bring a claim in a judicial forum (other than in a Delaware court) that it finds preferable for disputes with the Company and its directors, officers or other employees.

The exclusive forum provision does not apply to suits brought to enforce any duty or liability created by the Securities Act, the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction.

Authorized but Unissued Shares

The Company’s authorized but unissued shares of Common Stock and Preferred Stock will be available for future issuance and such future issuance may not require stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, employee benefit plans and rights plans. The existence of authorized but unissued shares of Common Stock and Preferred Stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

Transfer Agent and Registrar

The transfer agent and registrar for the Common Stock and Voting Non-Economic Preferred Stock is EQ Shareowner Services.

Listing of Securities

The Common Stock is listed on Nasdaq under the symbol “FRG”.